One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
STEPHANIE CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

June 3, 2022

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the “Registrant”)

Post-Effective Amendment No. 12

(File Nos. 333-255884 and 811-23661)

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by Ms. Karen Rossotto of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 12 to the Registrant’s registration statement on Form N-1A. PEA No. 12 was filed in connection with the registration of shares of a new series of the Registrant, the Harbor Energy Transition Strategy ETF (the “Fund”).

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 12.

COMMENT 1:	(Prospectus – Fund Summary – Principal Investment Strategy) Please clarify the role of Adviser, Subadviser, QCI and Solactive in the principal investment strategy.

Response:	The Registrant has revised the disclosure as reflected in the attachment.

June 3, 2022 Page 2

COMMENT 2:

(Prospectus – Fund Summary – Principal Investment Strategy)

The “Principal Investment Strategy” section states that the Index is “composed of futures contracts on physical commodities associated with the accelerating transition from carbon-intensive energy sources, such as petroleum, crude oil and thermal coal, to less carbon-intensive sources of energy.” Please provide examples of less carbon-intensive sources of energy.

Response:	The Registrant has revised the disclosure as reflected in the attachment.

COMMENT 3:	(Prospectus – Fund Summary – Principal Investment Strategy) Provide a copy of the Index’s white paper and sample holdings of the Index.

Response:	The Registrant represents that the requested information has been provided under separate cover.

COMMENT 4:	(Prospectus – Fund Summary – Principal Investment Strategy) Please provide a brief explanation of how the underlying commodities that comprise the Index relate to energy transition.

Response:	The Registrant has revised the disclosure as reflected in the attachment.

COMMENT 5:

(Prospectus – Fund Summary – Principal Investment Strategy)

The “Principal Investment Strategy” section states that the commodity futures that comprise the Index will be selected “based upon tradability, liquidity and open interest.” Please explain in plain English what “tradability” and “open interest” mean.

Response:	The Registrant has revised the disclosure as reflected in the attachment.

COMMENT 6:

(Prospectus – Fund Summary – Principal Investment Strategy)

Explain how the Fund works in plain English, including how the Index’s components are relevant to energy transition, how the Fund operates as an index fund if only 25% of its assets will be invested in Index constituents or instruments tied to Index constituents, and how the Fund utilizes excess return swaps in seeking to achieve its investment objective.

June 3, 2022 Page 3

Response:	The Registrant has revised the disclosure as reflected in the attachment. The Registrant notes that, although the Fund invests only up to 25% of its total assets, determined at the end of each fiscal quarter, in the Subsidiary, the excess return swaps utilized by the Subsidiary are structured such that the Fund seeks Index returns with respect to 100% of its portfolio (i.e., through the use of leverage). The Fund’s remaining assets are invested in U.S. Treasury securities, cash and/or money market funds, which is consistent with the Index’s calculation on a “total return” basis, as discussed below.

COMMENT 7:

(Prospectus – Fund Summary – Principal Investment Strategy)

The fourth paragraph of the “Principal Investment Strategy” section states: “[t]he Index Provider calculates the economic significance weight of each eligible commodity futures contract based upon the open interest on the exchanges on which the commodity futures contracts are traded.” Please explain how the Fund defines the “economic significance” of each commodity. Please also explain how a commodity future’s open interest is indicative of its economic significance and how this process of selecting commodity futures relates to the energy transition theme.

Response:	The Registrant has revised the disclosure as reflected in the attachment. The Registrant notes that the Index Provider determines which commodities are in the Index first by determining relevance to the energy transition theme. The Index Provider then uses open interest to determine which commodities will be included in the Index, as some commodities that are relevant to the theme do not currently have enough trading volume to be included in the Index. The use of economic significance is therefore not a reflection of the theme but rather is similar to the use of market capitalization to determine weightings in a securities index.

COMMENT 8:	(Prospectus – Fund Summary – Principal Investment Strategy) Please briefly explain the impact on Fund returns of rolling futures contracts as they approach maturity.

Response:	The Registrant has revised the disclosure as reflected in the attachment.

COMMENT 9:	(Prospectus – Fund Summary – Principal Investment Strategy) Please disclose the approximate exposure the Fund has to each type of commodity future contract as of a recent date.

June 3, 2022 Page 4

Response:	As stated in the Principal Investment Strategy, as of the date of the Prospectus the Index has significant exposure to the base metals and natural gas sectors. The Registrant believes this information is sufficient and does not believe it is necessary to disclose the percentage weighting in each commodity futures contract, which will necessarily change from time to time. Furthermore, the Registrant notes that the Fund will disclose its full holdings daily on its website in accordance with Rule 6c-11 under the 1940 Act.

COMMENT 10:

(Prospectus – Fund Summary – Principal Investment Strategy)

To the extent some futures contracts have supply and demand dynamics unrelated to the Fund’s energy transition theme, please ensure the disclosure, including the risks of the Fund, addresses this possibility.

Response:	The Registrant has revised the disclosure as reflected in the attachment.

COMMENT 11:

(Prospectus – Fund Summary – Principal Investment Strategy)

Please explain who the counterparties to the excess return swaps in which the Fund will invest are. Please explain what fees are involved and who pays such fees. Please also explain how the Fund ensures the excess return swaps are liquid and how the Fund otherwise limits counterparty risk. Additionally, please briefly explain how the Fund will comply with Rule 18f-4.

Response:	The counterparties to the excess return swaps utilized by the Subsidiary are large swap dealer firms. Pursuant to the swap agreements entered into by the Subsidiary, the Subsidiary is obligated to pay a set rate to the counterparty and the counterparty is obligated to pay an amount based on the return of the Index, in each case for a specified term. Each day during the term of the swap, whichever party would owe a payment to the other party is required to post collateral with respect to the amount owed. If the swap counterparty becomes insolvent at a time when it owes an amount to the Subsidiary, the Subsidiary has the right to foreclose on the collateral. In addition, the total exposure provided under the swap can be increased or decreased by the Subsidiary each day (for example, as a result of creation unit purchases or redemptions). The Registrant confirms that each of the Subsidiary’s current counterparties has agreed to provide the Subsidiary the contractual right to elect to terminate any transaction in whole or in part prior to its stated termination date on any business day. Accordingly, the Registrant confirms that the swaps are liquid. In addition, because collateral is required to be posted under the swap agreements each day, the Registrant believes that counterparty risk exposures are appropriate mitigated.

June 3, 2022 Page 5

The Subsidiary (and indirectly the Fund) incurs certain transaction costs associated with the swap agreements. The “Commodity-Linked Derivatives Risk” paragraph specifies that “[t]he Fund will incur certain costs as a result of its use of derivatives.”

The Fund plans to begin to comply with Rule 18f-4 on or around the required compliance date of August 19, 2022. To date, Harbor Capital has performed its preliminary assessment with respect to the rule, including identification of the Fund as one for which full compliance is required (i.e., because the Fund will not qualify as a “limited derivatives user” under the rule). Harbor Capital is in the process of implementing its approach with respect to VaR testing and expects to be able to comply with the requirements in the rule relating to limits on fund leverage risk.

COMMENT 12:

(Prospectus – Fund Summary – Principal Investment Strategy)

The “Principal Investment Strategy” section states: “The Fund also holds U.S. Treasury securities, cash and/or money market funds, which may be used as collateral for the Fund’s derivatives holdings or to generate interest income and capital appreciation on the cash balances arising from its use of derivatives (thereby providing a “total return” investment in the underlying commodity futures contracts).” Please explain what is meant by a “total return” investment and how holding cash and cash equivalents contribute to the Fund’s index tracking strategy. If the Fund will only track a portion of the Index, or if the Fund will only track the Index with regard to 25% of holdings, please disclose this fact.

Response:	As disclosed in the Principal Investment Strategy section, “[t]he Index is calculated on a “total return” basis, meaning that the returns of the futures contracts included in the Index are combined with the returns on cash collateral invested in 13-week U.S. Treasury Bills.” Accordingly, the Registrant does not believe additional disclosure is necessary. The Registrant confirms that the Fund does not seek to track only a portion of the Index or only seek to track the Index with respect to 25% of its portfolio.

June 3, 2022 Page 6

COMMENT 13:

(Prospectus – Fund Summary – Principal Investment Strategy)

If any natural gas futures are impacted by current events (i.e., the Russian invasion of Ukraine), please consider enhancing the principal risk disclosure beyond stating “related geopolitical events” may present risk.

Response:

The Registrant has added the following to the “Geopolitical Risk” disclosure:

Recent geopolitical events have led and are expected to continue to lead to instability in certain of the markets in which the Fund invests.

COMMENT 14:

(Prospectus – Fund Summary – Principal Investment Strategy)

The “Investment Objective” and “Principal Investment Strategy” section indicate that the Fund seeks to provide investment results that “correspond,” before fees and expenses, to the performance of the Index.” Please clarify what “correspond” means in this context.

Response:	In this context, “correspond” has the same meaning as “tracking” the Index.

COMMENT 15:

(Prospectus – Fund Summary – Principal Investment Strategy)

The Staff notes that the “Principal Investment Strategy” section states “to the extent that a significant portion of the Index consists of a particular sector or commodity, the Fund may have significant exposure to that sector or commodity.” However, the “Principal Investment Strategy” section also states that “the Index Provider applies maximum sector weights and maximum and minimum commodity weights to ensure diversification within the Index.” Please reconcile this disclosure to clarify whether the Fund and the Index will be concentrated in a particular sector. Please explain or confirm that the Fund will have the same sector weights as the Index.

Response:	The Registrant has revised the disclosure as reflected in the attachment. The Registrant notes that the Fund is expected to have the same sector weights as the Index.

June 3, 2022 Page 7

COMMENT 16:	(Prospectus – Fund Summary – Principal Investment Strategy) To the extent there is a risk of a failure to secure counterparties on the Fund’s derivatives investments, please disclose this risk.

Response:	The Registrant notes that the following disclosure is included in “Counterparty Risk”: “Further, there is a risk that no suitable counterparties will be willing to enter into, or continue to enter into, transactions with the Fund, which may cause the Fund not to be able to achieve its investment objective or to change its investment objective.” The Registrant further notes that, in the event swap counterparties were unavailable, the Fund’s strategy could instead be implemented through investment (through the Subsidiary) in the futures contracts comprising the Index.

COMMENT 17:

(Prospectus – Fund Summary – Principal Investment Strategy)

The Staff notes that a significant portion of the Index is comprised of base metals. Please explain in the principal investment strategy section what base metals are.

Response:	The Registrant has revised the disclosure as reflected in the attachment.

COMMENT 18:

(Prospectus – Fund Summary – Principal Investment Strategy)

The Staff notes the Index appears to rely on open interest in regulated derivatives markets as representative of economic significance. However, many commodities are sold on other markets, such as forward or spot markets. Please consider whether the Index-related disclosure should address the assumptions made by the Index Provider, how those relate to the energy transition theme, and the fact that one or more of the assumptions may be incorrect.

Response:	The Registrant has revised the disclosure as reflected in the attachment.

COMMENT 19:

(Prospectus – Fund Summary – Principal Risks)

Under “Commodity Risk” in the principal risk section states that the “Fund may concentrate its assets in a particular sector of the commodities market.” Please clarify that the Fund may concentrate to track the Index.

Response:

The Registrant has revised the disclosure as follows:

“The Fund may concentrate its assets in a particular sector of the commodities market (such as metal, gas or emissions products) in order to seek to track the Index.”

June 3, 2022 Page 8

COMMENT 20:

(Prospectus – Fund Summary – Principal Risks)

Under “Cash Transactions Risk” in the principal risk section, please disclose that, to the extent costs are not offset by transaction fees charged by the Fund to authorized participants, the costs of cash transactions will be borne by the Fund.

Response:	The Registrant has added the following to the disclosure: To the extent costs are not offset by transaction fees charged by the Fund to APs, the costs of cash transactions will be borne by the Fund.

COMMENT 21:

(Prospectus – Fund Summary – Principal Risks)

Under “Counterparty Risk”, please consider enhancing the disclosure, including language regarding the willingness of counterparties to enter into swaps in various market conditions and the terms they are wiling to provide, and the impact of the size of the bid ask spread on fund liquidity in stressed conditions.

Response:

The Registrant has revised the disclosure as follows:

Counterparty Risk: A counterparty may be unwilling or unable to meet its contractual obligations. If the counterparty or its affiliate becomes insolvent, bankrupt or defaults on its payment obligations to the Fund, the value of an investment held by the Fund may decline. The Fund may also not be able to exercise remedies, such as the termination of transactions, netting of obligations and realization on collateral if such remedies are stayed or eliminated under special resolutions adopted in the United States or other jurisdictions.

June 3, 2022 Page 9

In addition, the Fund may enter into swap agreements with a limited number of counterparties, which may increase the Fund’s exposure to counterparty credit risk. Counterparties may be less willing to enter into transactions in stressed or volatile market conditions or may alter the terms they are willing to accept in such conditions. Further, there is a risk that no suitable counterparties will be willing to enter into, or continue to enter into, transactions with the Fund, which may cause the Fund not to be able to achieve its investment objective or to change its investment objective.

With respect to the Fund’s bid-ask spread, the Registrant notes that the following is included under “Premium/Discount Risk”: “During stressed market conditions, the market for the Fund’s shares may become less liquid in response to deteriorating liquidity in the market for the Fund’s underlying portfolio holdings, which could in turn lead to differences between the market price of the Fund’s shares and their net asset value.”

COMMENT 22:

(Prospectus – Fund Summary – Principal Risks)

Under “Counterparty Risk”, the disclosure states “there is a risk that no suitable counterparties will be willing to enter into, or continue to enter into, transactions with the Fund, which may cause the Fund not to be able to achieve its investment objective or to change its investment objective.” If the Fund were to change its investment objective, please clarify whether the Fund would provide notice to shareholders and add appropriate disclosure.

Response:	The Registrant confirms that shareholders will be given notice of a change to the Fund’s investment objective.

COMMENT 23:

(Prospectus – Fund Summary – Principal Risks)

Given that the Index is newly created, please consider the need for risk disclosure regarding the risks of tracking a new index, such as the uncertainty in how the index will operate in volatile markets or over a full market cycle.

June 3, 2022 Page 10

Response:

The Registrant has added the following disclosure:

New Index Risk: The Index was created by and is owned and maintained by the Index Provider, and it has not previously been utilized for a registered fund, which may create additional risks for investing in the Fund. There can be no guarantee that the Index will operate as intended during volatile market conditions or over the course of a full market cycle.

COMMENT 24:	(Prospectus – Fund Summary – Performance) In the Performance section, please include the narrative from Item 4(b)(2)(ii) of Form N-1A regarding past performance.

Response:	The Registrant has added the disclosure.

COMMENT 25:

(Prospectus – Additional Information about the Fund’s Investments – Indexing and Index Description)

The “Indexing and Index Description” section states that the Index “was developed by Quantix with the objective of providing diversified exposure to the building blocks of the accelerating transition from carbon-intensive energy sources to less carbon intensive sources of energy using commodity futures.” Please further explain how the commodity futures that comprise the Index make up the “building blocks” of the energy transition theme.

Response:

The Registrant has revised the disclosure to include the following:

The commodities that comprise the Index serve one of three purposes associated with the theme: (1) they are used to construct the new energy infrastructure (for example, copper, aluminum, and silver); (2) they are “bridge fuels” that are less carbon-intensive and will provide energy between now and the net-zero state (for example, natural gas); or (3) they incentivize investment in the new energy infrastructure (for example, carbon credits).

COMMENT 26:

(Prospectus – Additional Information about the Fund’s Investments – Indexing and Index Description)

The “Indexing and Index Description” section states “the Index is reconstituted and reweighted monthly.” Please explain what “reconstituted” and “reweighted” mean.

June 3, 2022 Page 11

Response:	The Registrant has revised the disclosure to reflect that the Index Provider determines the commodity futures contracts to be included in the Index for the following year on an annual basis and that the Index is reweighted monthly based on open interest of the constituent commodity futures contracts.

COMMENT 27:

(Prospectus – Additional Information about the Fund’s Investments – Indexing and Index Description)

The “Indexing and Index Description” section states “QCI is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Shares of the Fund to be issued or in the determination or calculation of the equation by which the Shares of the Fund are to be converted into cash.” Please explain what this means.

Response:	The disclosure refers to the fact that QCI is not involved in the calculation of the Fund’s NAV or in determining prices at which Fund shares trade on the NYSE Arca.

COMMENT 28:

(Prospectus – Additional Information about the Fund’s Investments – Indexing and Index Description)

The “Indexing and Index Description” section states “The Fund reserves the right to substitute a different index for the Index if the Index is discontinued, if the Adviser’s agreement with the Index Provider is terminated, or for any other reason determined in good faith by the Board of Trustees.” Please confirm whether shareholders would be notified of such a change in Index.

Response:	The Registrant confirms that shareholders will be notified of a change to the Fund’s index.

COMMENT 29:

(Prospectus – Additional Information about the Fund’s Investments – Principal Investments)

In the “Additional Information about the Fund’s Investments – Principal Investments” section, the disclosure states that the Fund may use derivative instruments for hedging purposes or to attempt to profit from anticipated market developments. Please disclose the derivatives that will be used in the summary section and explain how these activities are consistent with the Fund operating as an index fund.

June 3, 2022 Page 12

Response:	The Registrant has revised the disclosure to state that the following: The Fund invests in derivatives to gain exposure to the commodity futures that comprise the Index.

COMMENT 30:

(Prospectus – The Adviser – Harbor Capital Advisors, Inc.)

In the “The Adviser – Harbor Capital Advisors, Inc.” section, there is a discussion of discretionary and non-discretionary subadvisers. Please confirm whether Quantix is a discretionary or non-discretionary subadviser.

Response:	Quantix is responsible for the day-to-day management of the Fund’s assets and therefore is a discretionary subadviser. The Registrant has updated the disclosure accordingly.

COMMENT 31:

(Prospectus – The Adviser – Harbor Capital Advisors, Inc.)

In the “The Adviser – Harbor Capital Advisors, Inc.” section, please provide the relevant period of report to shareholders that will contain a discussion of the factors considered by the Board of Trustees when approving the investment advisory and investment subadvisory agreements of the Fund.

Response:	The Registrant has added the disclosure.

COMMENT 32:

(Prospectus – Shareholder Information – Valuing Fund Shares)

In the “Shareholder Information – Valuing Fund Shares” section, please consider whether there are any differences in valuing swaps that should be disclosed.

Response:	The Registrant believes that the current disclosure is appropriate.

June 3, 2022 Page 13

COMMENT 33:

(Prospectus and SAI)

Regarding the Subsidiary, please note that any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. As the same person is the Subsidiary’s investment adviser, the agreements may be combined.

Response:	The Registrant will file the advisory agreement with the Subsidiary as an exhibit to the registration statement.

COMMENT 34:

(Prospectus and SAI)

Please disclose that the Fund does not currently intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund. Please also disclose that the Fund does not currently intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned or majority-owned by the Fund.

Response:	The Registrant confirms that the Fund does not currently intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned or majority-owned by the Fund. The Registrant does not believe additional disclosure is necessary.

COMMENT 35:	(Prospectus and SAI) Please explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the fund. If not, please explain why not.

Response:	The Registrant confirms the financial statements of the Subsidiary will be consolidated with those of the Fund.

COMMENT 36:

(Prospectus and SAI)

Please confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response:	Confirmed.

June 3, 2022 Page 14

COMMENT 37:	(Prospectus and SAI) Please confirm in correspondence that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response:	Confirmed.

COMMENT 38:

(Prospectus and SAI)

Please confirm in correspondence, as applicable, the Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the wholly-owned subsidiary’s expenses will be included in “Other Expenses” in the fund’s fee table.

Response:	Confirmed.

COMMENT 39:

(SAI – Investment Restrictions – Fundamental Investment Restrictions)

The “Fundamental Investment Restrictions” section of the SAI states that the Fund will not “invest 25% or more of its total assets in the securities connected to the same industry.” Please confirm whether the Fund will invest more than 25% of its assets in the same industry if the Index becomes concentrated. If so, please disclose this fact. If it will not, please explain why.

Response:	The Registrant notes that this statement reflects its policy with respect to industry concentration and that it does not consider commodities to be an industry for purposes of this restriction. Accordingly, while the Fund’s exposure to commodities is expected to be consistent with that of the Index, it would not result in industry concentration for purposes of this policy.

June 3, 2022 Page 15

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

Sincerely,

/s/ Stephanie A. Capistron

Stephanie A. Capistron

Cc:	Charles F. McCain

Anmarie S. Kolinski

Erik D. Ojala, Esq.

Diana R. Podgorny, Esq.

Meredith Dykstra, Esq.

Harbor ETF Trust

Christopher P. Harvey, Esq.

Dechert LLP

June 3, 2022 Page 16

Attachment

Principal Investment Strategy

The Fund seeks to provide investment results that correspond, before fees and expenses, to the performance of the Index, which was developed by Quantix Commodities LP (“Quantix” or the “Subadviser”), the Fund’s subadviser, and is owned by its affiliate, Quantix Commodities Indices LLC (“QCI” or the “Index Provider”). The Index is composed of futures contracts on physical commodities associated with the accelerating transition from carbon-intensive energy sources, such as petroleum, crude oil and thermal coal, to less carbon-intensive sources of energy, such as natural gas, ethanol, wind power, and solar power. The Index is constructed using QCI’s proprietary quantitative methodology, as described below.

Under normal market conditions, the Index contains at least [10] commodity futures traded on exchanges in the United States (U.S.), Canada, United Kingdom (U.K.) and other European exchanges, determined based upon liquidity and ability to be traded in a cost-efficient manner, as determined by the Index Provider. A commodity futures contract is a legal agreement to buy or sell a particular commodity (for example, metals or agricultural products) at a predetermined price at a specified time in the future. Commodity futures that provide exposure to the energy transition theme are considered component candidates for inclusion in the Index. The commodities that comprise the Index serve one of three purposes associated with the theme: (1) they are used to construct the new energy infrastructure (for example, copper, aluminum, and silver); (2) they are “bridge fuels” that are less carbon-intensive and will provide energy between now and the net-zero state (for example, natural gas); or (3) they incentivize investment in the new energy infrastructure (for example, carbon credits).

As of the date of this Prospectus, the following commodity futures are eligible for inclusion in the Index: copper, aluminum, nickel, zinc, lead, natural gas (U.S.), natural gas (U.K.), natural gas (Europe), silver, palladium, platinum, soybean oil, ethanol, emissions – European Union Allowances (EUA), and emissions – California Cost Allowances (CCA).

Commodity futures from the component candidates are selected for the Index and weighted based on the Index Provider’s quantitative methodology, which involves two steps:

Step 1: For each eligible commodity futures contract, the Index Provider calculates the economic significance weight, or economic importance within the overall universe, based upon level of trading. Specifically, economic significance weight is calculated using a rolling average of the open interest (i.e., the total number of outstanding contracts that have not been settled) in each futures contract relative to the sum of the open interest of the eligible universe, based on information published by the applicable futures exchanges.

June 3, 2022 Page 17

Step 2: The Index Provider applies maximum sector weights and maximum and minimum commodity weights to ensure diversification within the Index.

The Index includes provisions for rolling futures contracts as they approach maturity based on a predetermined schedule. “Rolling” means selling a futures contract as it nears its expiration date and replacing it with a new futures contract that has a later expiration date. If the price for the new futures contract is lower than the price of the expiring contract, then the market for the commodity is said to be in “backwardation.” In these markets, roll returns are positive. The term “contango” is used to describe a market in which the price for a new futures contract is higher than the price of the expiring contract. In these markets, roll returns are negative. The Index may include foreign currency denominated commodity futures contracts. Because the Index is not designed to generate returns from changes in foreign exchange rates, the Index methodology provides for the conversion of futures prices from local currencies into U.S. dollars and hedging the local currency exposure into U.S. dollars.

The Index is calculated on a “total return” basis, meaning that the returns of the futures contracts included in the Index are combined with the returns on cash collateral invested in 13-week U.S. Treasury Bills. Under normal circumstances, the Index is reconstituted monthly. QCI, as provider of the Index, is responsible for Index construction. The Index has been licensed to the Adviser by QCI and is calculated, published and distributed by [Solactive AG (“Solactive”)], the Index calculation agent. The Subadviser is responsible for the day-to-day management of the Fund’s assets in accordance with the Fund’s investment objective, subject to the oversight of Harbor Capital Advisors, Inc. (“Harbor Capital” or the “Adviser”).

The Fund seeks to achieve its investment objective primarily by investing, through its Subsidiary (as defined below), in one or more excess return swaps on the Index. Excess return swaps are derivative contracts between two parties who exchange the return from a financial asset between them. The Fund will make payments to a swap dealer counterparty based on a set rate in exchange for payments based on the returns of the futures contracts comprising the Index. If the returns on those futures contracts are positive, the counterparty will pay the Fund; in the event that the returns are negative, the Fund will make payments to the counterparty. The swaps may be terminated by the Subadviser at any time. The Fund also holds U.S. Treasury securities, cash and/or money market funds, which may be used as collateral for the Fund’s derivatives holdings or to generate interest income and capital appreciation on the cash balances arising from its use of derivatives (thereby providing a “total return” investment in the underlying commodity futures contracts). Under normal circumstances, the Fund invests (directly or through its Subsidiary) at least 80% of its net assets, plus borrowings for investment purposes, in financial instruments and short-term investments that taken together are designed to provide investment results that correspond, before fees and expenses, to the performance of the Index.

June 3, 2022 Page 18

The Fund may invest in commodity futures contracts if it at any time It is impractical or inefficient to gain full or partial exposure to a commodity through the use of excess return swaps, including on a different commodity (including commodities not included in the Index) that the Subadviser believes will help the Fund achieve its investment objective.

Although the Index applies certain maximum sector and commodity weights, a significant portion of the Index may consist of a particular sector or commodity. In such instances, the Fund is expected to have significant exposure to that sector or commodity. As of the date of this Prospectus, a significant portion of the Index consists of, and therefore the Fund has significant exposure to, the base metals and natural gas sectors. Base metals, such as copper, aluminum, nickel, zinc, and lead, are common metals used in industry or manufacturing excluding iron-containing metals and alloys or precious metals, such as gold or silver.

The Fund will invest up to 25% of its total assets, as determined at the end of each fiscal quarter, in a wholly owned and controlled subsidiary (the “Subsidiary”) organized under the laws of the Cayman Islands. The Fund’s investment in the Subsidiary is expected to provide the Fund with exposure to commodity returns within the limits of the federal tax laws, which limit the ability of investment companies such as the Fund to invest directly in such instruments. The Subsidiary has the same investment objective and will follow the same general investment policies and restrictions as the Fund. Unlike the Fund, the Subsidiary may invest without limitation in commodity-linked derivative instruments. The Subsidiary’s investment in derivative instruments, including excess return swaps, may have a leveraging effect on the Fund because of the leverage inherent in the use of derivatives. Except as noted, references to the Fund’s investment strategies and risks include those of its Subsidiary. The Subsidiary is advised by Adviser and subadvised by the Subadviser.

The Fund is classified as non-diversified, which means the Fund may invest in the securities of a smaller number of issuers than a diversified fund.

June 3, 2022 Page 19

Principal Risks

Index Construction Risk: Quantix selects a limited number of commodity futures contracts for the Index based on its proprietary methodology. The theories and assumptions upon which Quantix bases the Index and/or the methodology used in constructing the Index may be inaccurate. The Fund may outperform or underperform other funds that invest in similar asset classes but employ different investment styles. QCI’s assessment of a commodity and/or futures contract may differ from that of another investor or investment manager. Errors in the construction or calculation of the Index may occur from time to time and any such errors may not be immediately identified and corrected by QCI or Solactive, respectively, which may have an adverse impact on the Fund and its shareholders. There is no guarantee that the construction methodology will accurately provide the intended exposure. The Index methodology may result in omission of commodities that are otherwise relevant to the energy transition theme because such commodities do not have futures markets or have futures markets that are illiquid. In addition, the supply and demand dynamics of commodities included in the Index may be influenced by various factors unrelated to the Index’s energy transition theme.